SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 26, 2005
INFINEON TECHNOLOGIES AG
St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 26, 2005, announcing the Company’s results for the third quarter of financial year 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: July 26, 2005	By:	/s/ Wolfgang Ziebart

Dr. Wolfgang Ziebart
Chairman, President and Chief Executive Officer

	By:	/s/ Peter J. Fischl

Peter J. Fischl
Chief Financial Officer

Infineon Reports Results for Third Quarter of Financial Year 2005
•	Revenues of Euro 1.61 billion in the third quarter were stable compared to the second quarter, reflecting increased revenues of the Memory Products segment, offset by reduced revenues in the Communication and the Automotive, Industrial and Multimarket segments.
•	Third quarter EBIT loss included charges of Euro 81 million, primarily in connection with the planned phase-out of production at the company’s Munich-Perlach facility and impairment charges in the Communication segment; third quarter EBIT loss increased to Euro 234 million from Euro 117 million in the prior quarter. Second quarter EBIT was negatively impacted by a net aggregate charge of Euro 74 million resulting primarily from reorganization measures in the Communication segment.
•	Net loss in the third quarter was Euro 240 million compared to a net loss of Euro 114 million in the prior quarter.
•	Total revenues for the first nine months of financial year 2005 were Euro 5.03 billion, down 3 percent from Euro 5.20 billion in the same period last year. EBIT loss in the first nine months of financial year 2005 was Euro 140 million, compared with positive Euro 143 million in the same period last year. Net loss for the first nine months amounted to Euro 212 million, compared to net income of Euro 17 million in the same period last year.

	3 months ended	3 months ended	+ /- in %	3 months ended	+/- in %
In Euro million	Jun 30, 2005	Mar 31, 2005	sequential	Jun 30, 2004	year-on-year
Revenues	1,606	1,606	+0%	1,908	-16%
EBIT	(234)	(117)	-100%	2	—
Net loss	(240)	(114)	—	(56)	—
Loss per share
(in Euro)	(0.32)	(0.15)	—	(0.08)	—
Munich, Germany – July 26, 2005 – For the third quarter of financial year 2005, Infineon Technologies AG (FSE/NYSE:IFX) reported a stable overall development of revenues. Revenues of the Memory Products segment increased in the third quarter, primarily as a result of an approximate 45 percent bit-shipment growth, which more than offset a price-per-bit decline of approximately 30 percent compared to the previous quarter. In the Communication segment, revenues in the wireline business were stable in the third quarter, whereas demand for baseband components continued to decline. In the Automotive, Industrial and Multimarket segment, slight improvements in revenues of the automotive and industrial businesses could not fully offset further deterioration in the security and chip-card business.
As expected, sequential EBIT loss increased significantly. The EBIT loss increase was mainly driven by significantly lower price levels in the Memory Products segment compared to the previous quarter, as well as continuous pricing pressure primarily in the security and chip-card businesses. In addition, EBIT was negatively impacted by charges of Euro 81 million, primarily in connection with the planned phase-out of production at the company’s Munich-Perlach facility and impairment charges in the Communication segment. Second quarter EBIT was negatively impacted by a net aggregate charge of Euro 74 million resulting primarily from reorganization measures in the Communication segment.
“We have made good progress in our corporate restructuring. However, in the third quarter we have seen adverse effects on memory products and security and chip-card ICs as well as at some of our baseband customers,” said Dr. Wolfgang Ziebart, CEO and President of Infineon Technologies AG. “In spite of this, we expect an improved fourth quarter compared to the third quarter.”
Business groups’ 2005 third quarter performance and outlook
Infineon began to report its financial position and results of operations in accordance with its new organizational structure during the second quarter of financial year 2005. The former Mobile and Wireline Communication segments were combined into the new Communication segment to align the company’s structure with market developments. At the same time, the company’s security and chip-card activities and the ASIC & Design Solutions business were integrated into the extended Automotive, Industrial and Multimarket segment. The results of periods prior to the second quarter of financial year 2005 have been reclassified to conform to the new presentation.
Automotive, Industrial and Multimarket

	3 months ended	3 months ended	+ /- in %	3 months ended	+/- in %
In Euro million	Jun 30, 2005	Mar 31, 2005	sequential	Jun 30, 2004	year-on-year
Revenues	625	634	-1%	669	-7%
EBIT	23	36	-36%	74	-69%

In the third quarter of financial year 2005, revenues in the Automotive, Industrial and Multimarket segment decreased slightly compared to the previous quarter. This was mainly due to higher than expected pricing pressure in the security and chip-card business, primarily caused by a rapid decline of market demand during the third quarter. Despite strong pricing pressure in the industrial business, revenues in the company’s automotive and industrial businesses increased slightly. EBIT in the Automotive, Industrial and Multimarket segment sequentially decreased. This was mainly due to very strong pricing pressure in the security and chip-card business, which was not fully offset by productivity measures. In addition, EBIT was negatively impacted by costs related to product transfer in connection with the planned phase-out of production at Munich-Perlach and the investment in the new production site in Kulim, Malaysia.
Automotive, Industrial and Multimarket’s outlook for the fourth quarter of financial year 2005
In the fourth quarter of financial year 2005, Infineon expects to benefit from seasonal strengths in its automotive and industrial businesses. However, the company anticipates no improvement in the security and chip-card business during the fourth quarter and will continue to focus on productivity improvements. The planned phase-out of production at Munich-Perlach and start-up costs for the new production site in Kulim, Malaysia will negatively impact EBIT through the end of calendar year 2006. In the overall Automotive, Industrial and Multimarket segment, Infineon expects stable revenues and EBIT for the fourth quarter.
Communication

	3 months ended	3 months ended	+ /- in %	3 months ended	+/- in %
In Euro million	Jun 30, 2005	Mar 31, 2005	sequential	Jun 30, 2004	year-on-year
Revenues	314	332	-5%	419	-25%
EBIT	(88)	(142)	+38%	2	—
In the Communication segment, revenues decreased sequentially primarily due to a further decline in demand from some customers for baseband components, as well as continued pricing pressure. In the company’s wireline business, revenues were stable in the third quarter of financial year 2005 compared to the second quarter. The EBIT loss decreased significantly compared to the previous quarter, mainly because of a reduction of idle capacity costs, lower inventory charges, and lower expenses in research and development, which resulted from the successful implementation of efficiency programs initiated in the second quarter. Second-quarter EBIT included a net charge of Euro 44 million, resulting primarily from the reorganization of certain communication businesses. Third quarter EBIT was negatively impacted by impairment charges of Euro 37 million.

Communication’s outlook for the fourth quarter of financial year 2005
In the fourth quarter of financial year 2005, the company expects revenues of its Communication segment to remain stable or slightly increase compared to the third quarter. The company expects the segment’s EBIT loss to remain stable or decrease slightly compared to the EBIT loss excluding impairment charges in the third quarter of the financial year.
Memory Products

	3 months ended	3 months ended	+ /- in %	3 months ended	+/- in %
In Euro million	Jun 30, 2005	Mar 31, 2005	sequential	Jun 30, 2004	year-on-year
Revenues	659	633	+4%	811	-19%
EBIT	(125)	17	—	(50)	—
Despite a significant price-per-bit decline of approximately 30 percent compared to the previous quarter, sequential revenues in the Memory Products segment increased in the third quarter of financial year 2005 as a result of an approximate 45 percent bit-shipment growth and weakening of the Euro compared to the US dollar. The greater than expected EBIT decrease was primarily due to greater than anticipated price erosion compared to the previous quarter, and ramp-up costs for the 300-millimeter production facility in Richmond, which could not be fully offset by the significant reduction in the cost-per-chip during the quarter. Third quarter EBIT was negatively impacted by a charge of Euro 9 million related primarily to impairment charges.
Memory Products’ outlook for the fourth quarter of financial year 2005
For the fourth quarter of financial year 2005, Infineon expects a further increase in memory loads per system and worldwide demand for memory products, as well as only moderate growth of supply in the industry due to capacity shifts to non-DRAM products by some of the company’s competitors. As a consequence, the company anticipates a rather balanced supply and demand environment in the market, facilitating price stability during the quarter. In addition, the company expects to gain further market share with its bit shipments further increasing at a rate above market growth, as a result of constantly increasing capacities at the company’s joint venture and foundry partners and due to the start of ramp-up of the 300-millimeter production facility in Richmond. The company will continue to focus on the diversification of its memory product portfolio with the goal to improve margins and reduce price volatility.

Other Operating Segments

	3 months ended	3 months ended	+ /- in %	3 months ended	+/- in %
In Euro million	Jun 30, 2005	Mar 31, 2005	sequential	Jun 30, 2004	year-on-year
Revenues	3	4	-25%	1	+ + +
EBIT	(1)	11	—	(9)	+ + +
EBIT results during the previous quarter were positively impacted by a gain of Euro 13 million realized on the sale of Infineon’s venture capital activities, which did not recur in the current quarter.
Corporate and Reconciliation

	3 months ended	3 months ended	+ /- in %	3 months ended	+/- in %
In Euro million	Jun 30, 2005	Mar 31, 2005	sequential	Jun 30, 2004	year-on-year
Revenues	5	3	+67%	8	-38%
EBIT	(43)	(39)	-10%	(15)	—
The sequential EBIT loss increased in the third quarter of financial year 2005 compared to the previous quarter, mainly due to charges of Euro 35 million, resulting primarily from the restructuring activities in connection with the planned phase-out of production at the Munich-Perlach facility.
For major business highlights of Infineon’s segments in the third quarter of financial year 2005, click http://www.infineon.com/news/.

FINANCIAL INFORMATION
According to US GAAP — Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			9 months ended
in Euro million	Jun 30, 04	Mar 31, 05	Jun 30, 05	Jun 30, 04	Jun 30, 05

Net sales	1,908	1,606	1,606	5,202	5,028
Cost of goods sold	(1,213)	(1,174)	(1,347)	(3,432)	(3,636)

Gross profit	695	432	259	1,770	1,392

Research and development expenses	(308)	(354)	(320)	(888)	(1,003)
Selling, general and administrative expenses	(194)	(164)	(157)	(544)	(483)
Restructuring charges	(5)	(23)	(30)	(15)	(55)
Other operating expense, net	(183)	(41)	(24)	(182)	(59)

Operating income (loss)	5	(150)	(272)	141	(208)

Interest (expense) income, net	(24)	—	9	(55)	14
Equity in earnings of associated companies	—	25	18	4	44
Gain on associated company share issuance	—	—	—	1	—
Other (expense) income, net	(6)	9	22	(10)	21
Minority interests	3	(1)	(2)	7	3

Income (loss) before income taxes	(22)	(117)	(225)	88	(126)

Income tax (expense) benefit	(34)	3	(15)	(71)	(86)

Net income (loss)	(56)	(114)	(240)	17	(212)

Earnings (loss) per share (EPS) Shares in million

Weighted average shares outstanding — basic	748	748	748	730	748

Weighted average shares outstanding — diluted	748	748	748	741	748

Earnings (loss) per share — basic and diluted (in Euro)	(0.08)	(0.15)	(0.32)	0.02	(0.28)

EBIT
Infineon defines EBIT as earnings (loss) before interest and taxes. Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.
EBIT is determined as follows from the statements of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	Jun 30, 04	Mar 31, 05	Jun 30, 05	Jun 30, 04	Jun 30, 05

Net income (loss)	(56)	(114)	(240)	17	(212)
— Income tax expense (benefit)	34	(3)	15	71	86
— Interest expense (income), net	24	—	(9)	55	(14)

EBIT	2	(117)	(234)	143	(140)

Segment Results

	3 months ended			9 months ended
Net sales in Euro million	Jun 30, 04*	Jun 30, 05	+/– in %	Jun 30, 04*	Jun 30, 05	+/– in %

Automotive, Industrial and Multimarket	669	625	(7)	1,832	1,890	3
Communication	419	314	(25)	1,223	1,060	(13)
Memory Products	811	659	(19)	2,119	2,058	(3)
Other	1	3	+++	8	10	25
Corporate and Reconciliation	8	5	(38)	20	10	(50)

Infineon consolidated	1,908	1,606	(16)	5,202	5,028	(3)

	3 months ended			9 months ended
EBIT in Euro million	Jun 30, 04*	Jun 30, 05	+/– in %	Jun 30, 04*	Jun 30, 05	+/– in %

Automotive, Industrial and Multimarket	74	23	(69)	162	107	(34)
Communication	2	(88)	—	29	(249)	—
Memory Products	(50)	(125)	—	20	88	+++
Other	(9)	(1)	+++	(40)	8	+++
Corporate and Reconciliation	(15)	(43)	—	(28)	(94)	—

Infineon consolidated**	2	(234)	—	143	(140)	—

*	Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure.

**	Includes acquisition related expenses (amortization of acquired intangible assets and deferred compensation) of Euro 17 million and Euro 7 million for the three months ended June 30, 2004 and 2005 (primarily Communication), respectively, as well as Euro 33 million and Euro 23 million for the nine months ended June 30, 2004 and 2005 (primarily Communication).

	3 months ended
Net sales in Euro million	Mar 31, 05	Jun 30, 05	+/– in %

Automotive, Industrial and Multimarket	634	625	(1)
Communication	332	314	(5)
Memory Products	633	659	4
Other	4	3	(25)
Corporate and Reconciliation	3	5	67

Infineon consolidated	1,606	1,606	—

	3 months ended
EBIT in Euro million	Mar 31, 05	Jun 30, 05	+/– in %

Automotive, Industrial and Multimarket	36	23	(36)
Communication	(142)	(88)	38
Memory Products	17	(125)	—
Other	11	(1)	—
Corporate and Reconciliation	(39)	(43)	(10)

Infineon consolidated*	(117)	(234)	(100)

*	Includes acquisition related expenses of Euro 8 million and Euro 7 million for the second and third quarters of the 2005 financial year (primarily Communication), respectively.

Regional Sales Development

	3 months ended
Regional sales in %	Jun 30, 04	Mar 31, 05	Jun 30, 05

Germany	22%	21%	20%
Other Europe	18%	19%	19%
North America	22%	23%	24%
Asia / Pacific	32%	30%	31%
Japan	5%	5%	4%
Other	1%	2%	2%

Total	100%	100%	100%

Europe	40%	40%	39%

Outside-Europe	60%	60%	61%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 04	Jun 30, 05

Assets
Current assets:
Cash and cash equivalents	608	918
Marketable securities	1,938	1,466
Trade accounts receivable, net	1,056	870
Inventories	960	960
Deferred income taxes	140	136
Other current assets	590	565

Total current assets	5,292	4,915

Property, plant and equipment, net	3,587	3,855
Long-term investments, net	708	745
Restricted cash	109	89
Deferred income taxes	541	525
Other assets	627	566

Total assets	10,864	10,695

in Euro million	Sep 30, 04	Jun 30, 05

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities of long-term debt	571	548
Trade accounts payable	1,098	1,023
Accrued liabilities	555	477
Deferred income taxes	16	38
Other current liabilities	630	655

Total current liabilities	2,870	2,741

Long-term debt	1,427	1,524
Deferred income taxes	21	25
Other liabilities	568	634

Total liabilities	4,886	4,924

Total shareholders’ equity	5,978	5,771

Total liabilities and shareholders’ equity	10,864	10,695

Condensed Consolidated Statements of Cash Flows

	3 months ended			9 months ended
in Euro million	Jun 30, 04	Mar 31, 05	Jun 30, 05	Jun 30, 04	Jun 30, 05

Net cash provided by operating activities	506	164	202	1,289	789
Net cash (used in) provided by investing activities	(34)	18	(494)	(909)	(586)
Net cash provided by (used in) financing activities	(334)	(19)	90	(255)	107
Net increase (decrease) in cash and cash equivalents	138	163	(202)	125	310
Depreciation and amortization	329	317	326	986	977
Purchases of property, plant and equipment	(271)	(385)	(294)	(740)	(1,135)
Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since restricted cash no longer includes amounts for the repayment of debt, the gross and net cash positions exclude restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the company’s overall liquidity.
The gross and net cash position is determined as follows from the balance sheets, without adjustment to the US GAAP amounts presented:

in Euro million	Jun 30, 04	Mar 31, 05	Jun 30, 05

Cash and cash equivalents	1,094	1,120	918
Marketable securities	1,536	1,229	1,466

Gross Cash Position	2,630	2,349	2,384

Less: short-term debt	174	548	548
long-term debt	2,060	1,469	1,524

Net Cash Position	396	332	312

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account.
The free cash flow is determined as follows from the cash flow statements, without adjustment to the US GAAP amounts presented:

	3 months ended			9 months ended
in Euro million	Jun 30, 04	Mar 31, 05	Jun 30, 05	Jun 30, 04	Jun 30, 05

Net cash provided by operating activities	506	164	202	1,289	789
Net cash (used in) provided by investing activities	(34)	18	(494)	(909)	(586)
Thereof: Purchase (sale) of marketable securities, net	(326)	(379)	280	(244)	(469)

Free cash flow	146	(197)	(12)	136	(266)

Employee Data	Jun 30, 05

Infineon worldwide	36,151
Thereof: Research and Development	7,254

Analyst and press telephone conferences
Infineon Technologies AG will host a telephone conference (in English only) with analysts and investors on July 26, 2005, 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the third quarter of financial year 2005. In addition, the Infineon Management Board will conduct a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conference calls will be available live and for download on Infineon‘s web site at http://www.infineon.com.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.
Infineon, the stylized Infineon Technologies design are trademarks and service marks of Infineon Technologies AG. All other trademarks are the property of their respective owners.
For the Finance and Business Press: INFXX200507.070e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234 20166 / 28482	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6876 3070 / 3074	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com